SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Closing – Copel Uncrossing

Rio de Janeiro, May 30, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras, together with its subsidiary Companhia de Geração e Transmissão de Energia Elétricas do Sul do Brasil – CGT Eletrosul, and in continuation of the relevant fact of December 12, 2024, informs that, after meeting the precedent conditions, it has finalized, on this date, the uncrossing of interests/assets agreed with Copel Geração e Transmissão and Companhia Paranaense de Energia – Copel

With the conclusion of the transaction, Eletrobras will now consolidate an additional 300 MW of hydroelectric capacity to its portfolio (UHE Colíder), with potential use of operational synergies with other assets owned and located on the Teles Pires river (UHE Teles Pieres – 1,820 MW, UHE Sinop – 402 MW and UHE São Manoel – 700 MW). UHE Colíder has contracts in the Regulated Contracting Environment (ACR) for approximately 70% of its Physical Guarantee, with a term until 2044, and contracts in the Free Contracting Environment (ACL) for the remaining Physical Guarantee, with terms until 2029.

Eletrobras transferred all of its minority interests in Mata de Santa Genebra Transmissão S.A. - MSG - and in the Mauá Hydroelectric Plant - UHE Mauá - to Copel, receiving in return, in addition to UHE Colíder, a payment in cash of R$196.6 million, after adjustments provided for in the contract, such as the receipt of dividends from MSG.

The operation reinforces Eletrobras' commitment to optimizing minority interests with value generation, following capital discipline, and simplifying its structure as provided for in its Strategic Plan.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.